CODE OF ETHICS PROCEDURES

Drafted: 02/19/2015

1.	Maintenance of quarterly access person list.

The chief compliance officer (“CCO”) will maintain a current access persons list quarterly. All business units must communicate any new employees to the CCO at the time the employee gains access to the fund accounting system. Additionally, the Compliance Department will inquire of the business units at the monthly compliance meeting as to any new employees hired during the preceding month. Any new employees identified in the monthly compliance meeting will be added to the current quarter’s access persons list. The CCO will also receive a weekly report from Human Resources listing all new employees from the past twelve months and their hire dates.

The CCO will distribute the Code of Ethics to new employees as well as request a holdings report for any personal brokerage accounts. He will also request an acknowledgement from the new employee that he or she has received and read the Code of Ethics.

The CCO will request quarterly a list from the fund accounting manager of those individuals that have access to the fund accounting application system. Any individuals that have access to the fund accounting system that are not on the current access persons list will be added to the list. The CCO will also identify terminated employees during the period and remove them from the list.

2.	Quarterly Transactions Reporting

On a quarterly basis, the CCO will request from each access person on the current access persons list the transaction activity within personal accounts held by the access persons, as defined under the Code, and certifications regarding reporting requirements and whether new accounts were opened during the period.

This request will be delivered via email the first week following the end of the quarter for which the information is requested. The CCO will allow two weeks for the access persons to provide the information (or require the reports be submitted at least 5 days prior to the 30-day deadline as noted in the Code). As the deadline approaches, the CCO will follow up with those access persons who have not adequately replied. The CCO will maintain a list of access persons for that particular quarter and will note the date upon which each access person responded.

Created: 02/19/2015	Approved: 05/15/15

All responses must be received within thirty days of the end of the calendar quarter for which the information is requested. Any delinquent reports will be reported in the CCO’s quarterly report on the Code of Ethics which is distributed to various client mutual fund boards as well as reported through ERMS testing results to Huntington management.

3.	Personal Transactions Data Analysis

Once the CCO has received all transaction detail reports, he will load the transaction data into a spreadsheet and research whether a specific exemption exists under the Code for each particular security. Applicable exemptions are identified in the spreadsheet. Any securities that do not have a valid exemption under the Code are submitted to fund accounting to determine whether any of HASI’s client mutual funds held those securities. If fund accounting replies that those securities were not held by the client mutual funds, then that email is stored in the Code of Ethics compliance folder as substantiation of that fact. If a mutual fund client does hold a security for which an access person has transacted during the quarter, the CCO will research the specific circumstances of the transactions, both on the mutual fund side and the access person side to determine whether there was knowledge and harm to client mutual fund shareholders. If there appears to be no harm to the mutual fund client, then the CCO will get a certification from the access person that they had no actual knowledge of the mutual fund client’s holdings in that security. That certification will be maintained in the Code of Ethics electronic folder.

Any violations of the Code that are deemed material in nature will be dealt with at the discretion of the CCO.

4.	Client Mutual Fund Board Reporting

The CCO will report any violations of the Code to the Board of Trustees or the Board of Directors of client mutual funds. Reports are requested for different time periods depending upon the preference of the CCO of the client mutual fund trust, but is provided at least annually. Depending upon the Board’s preference, the report may go to the CCO or it may go directly to the Board.

Created: 02/19/2015	Approved: 05/15/15

5.	Code of Ethics Review

The CCO will review the Code of Ethics on an annual basis to determine if modifications are required, and the modified/reviewed Code of Ethics is presented to Huntington Asset Services’ Management Review Committee for its approval. Only the approved Code of Ethics will be distributed to client mutual funds upon request. Distribution procedures are maintained by HASI Compliance.

6.	Records Retention

The Code of Ethics access person certifications and reports, as well as each quarter’s access persons list, and the Code of Ethics transaction analysis spreadsheet will be maintained consistent with Unified Financial Securities’ and Huntington Asset Services’ records retention policy at w:\compliance\code of ethics.

Created: 02/19/2015	Approved: 05/15/15